WALKER INTERNATIONAL INDUSTRIES

NATIONAL PREPLANNING INC.   AMERICAN DATA SOURCE, INC.

2001 ANNUAL REPORT

To the Stockholders of
Walker International Industries, Inc.:

It has been a very exciting transformation year for Walker International Industries, Inc. and I want to take this opportunity to advise you of the change in direction of our business model as well as some of our expectations for the coming year.

On March 19, 2001 Walker International Industries, Inc. acquired all of the issued and outstanding stock of National Preplanning, Inc. and American DataSource, Inc. National Preplanning has positioned itself as a third party marketing company marketing the prearrangement of death care as a voluntary benefit for employees, union members and affinity group members. American DataSource is one of the leading trust administration companies in the death care industry currently administrating over $ 215 million of pre-need dollars that are in trust.

The death care industry is a non-cyclical business with revenues of approximately 17 billion dollars annually. About one-third of this amount is devoted to the prearrangement of death care. The prearrangement of death care is financed either through a pre-need insurance policy or by placing monies in trust. Walker International is positioned to become a financial services company focused on the sale and financing of the prearrangement of death care. To capitalize on our assets, American DataSource will earn trust administration fees based on the amount of monies it administrates in trust and we will earn insurance commissions based on the sale of prearrangements financed through insurance which is marketed by National Preplanning.

I look forward to reporting on an exciting year for our company. I appreciate all of your support as management is committed to increasing shareholder value.

Very truly yours,

Mitchell S. Segal
President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended November 30, 2001.

Commission File No. 0-5418

WALKER INTERNATIONAL INDUSTRIES, INC.
(Name of Small Business Issuer in its Charter)

Delaware	13-2637172
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

880 So. Lake Boulevard, Mahopac, New York 10541
(Address of Principal Executive Offices)

Registrant's telephone number: (845) 628-9404

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value, $.10 per share
(Title of Class)

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X Yes No

Check if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained herein, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [X]

Issuer's revenues for the fiscal year ended November 30, 2001 were $1,053,615.

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of February 25, 2002 was approximately $227,601. On such date, the average of the closing bid and asked prices of the common stock, as quoted by the National Association of Securities Dealers, Inc. on its OTC Electronic Bulletin Board was $2.15.

The Registrant had 228,271 shares of common stock outstanding as of

February 25, 2002.

Transitional Small Business Disclosure Format (check one):
Yes_____ No X

Introductory Comment - Forward-Looking Statements

Statements contained in this report include "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual financial or such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based on our best estimates of future results, performances or achievements, based upon current conditions and the most recent results of the companies involved and their respective industries. Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "could," "project," "expect," "believe," "estimate," "anticipate," "intends," "continue," "potential," "opportunity" or similar terms, variations of those terms or the negative of those terms or other variations of those terms or comparable words or expressions. Potential risks and uncertainties include, among other things, such factors as:

* our business strategies and future plans of operations,
* general economic conditions in the United States and elsewhere, as well as the economic conditions affecting the industries in which we operate,
* the market acceptance and amount of sales of our products and services,
* the competitive environment within the photographic processing industry,
* our ability to raise additional capital, if and as needed,
* the other factors and information discussed in other sections of this report.

Stockholders and others reading this report should carefully consider such risks, uncertainties and other information, disclosures and discussions which contain cautionary statements identifying important factors that could cause actual results to differ materially from those provided in the forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Description of Business

General

Walker International Industries, Inc. (the "Registrant" or the "Company") was organized under the laws of the State of Delaware under the name Walker Color, Inc. on September 29, 1967.

During the fiscal year ended November 30, 2001, the Company engaged in film processing through its subsidiary Kelly Color Laboratories, Inc. ("Kelly Color"), which is based in North Carolina. Kelly Color processes photographs, generally for professional photographers, principally through mail orders.

Marketing

Marketing for the Company's photography processing work is done through advertising in trade journals and direct solicitation of photographers. The Company markets its photography processing services to photographers throughout the United States.

Sources of Raw Material

The Company procures a substantial portion of its film, photographic paper and laboratory equipment and chemicals from the Eastman Kodak Company and Mitsubishi Imaging. The Company has no contractual relationship with either company to continue to supply the Company with such materials. It considers its relationship with both companies to be satisfactory and believes its present sources of supplies are adequate to meet its needs for the foreseeable future. The Company believes that such supplies are available from alternative sources at comparable prices. Absent an industry-wide shortage of photographic developing supplies, the Company believes that the failure to maintain its relationship with either Eastman Kodak or Mitsubishi Imaging will not have a material adverse effect on the Company.

Customers

For the fiscal year ended November 30, 2001, there was no one customer of the Company which accounted for more than 10% of the Company's total photography business or upon whom the Company is dependent for material portions of its sales, revenues or earnings. However, the loss of one or more of the Company's current customers could have an adverse effect on the Company.

Competitive Conditions

The photographic processing business is highly competitive. There are a large number of professional photographic laboratories offering services similar to those offered by the Company, some of whom have substantially greater resources and experience than the Company.

Employees

As of February 25, 2002, the Company employed approximately 20 persons.

Recent Events

The Company is currently negotiating the acquisition of two financial services businesses involved in the prearrangement of death care. No definitive binding acquisition agreements have been executed with either of these businesses to the date of filing of this Form 10-KSB. The negotiations contemplate that the acquisitions will be completed through the issuances of a significant number of shares of the Company's Common Stock. Such issuances would result in a change in control of the Company.

Item 2. Description of Property

The Company's executive offices are located at 880 South Lake Boulevard, Mahopac, New York 10541. These offices contain approximately 250 square feet and are leased by the Company from an unaffiliated third party for a monthly base rental of $525. The lease expires in May 2004.

Kelly Color owns the land and the building located at 513 East Union Street, Morganton, North Carolina. The building contains approximately 15,000 square feet of space, housing the subsidiary's offices, photographic laboratory, shipping and storage areas. This property is not subject to any mortgage or other encumbrance.

The Company believes that its current facilities are adequate for the Company's current requirements.

Item 3. Legal Proceedings

The Company is not involved in any legal proceeding which may be deemed to be material to the financial condition of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

<PAGE>

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

(a) The Company's Common Stock is traded in the over-the-counter market and is quoted on the OTC Electronic Bulletin Board, maintained by the National Association of Securities Dealers, Inc., under the symbol WINT. The following table sets forth the high and low bid quotations for the Company's Common Stock for each fiscal quarter during the last two fiscal years:

2001	High Bid	Low Bid
1st Fiscal Quarter	$2.75	$2.75
2nd Fiscal Quarter	$2.75	$1.60
3rd Fiscal Quarter	$1.60	$1.60
4th Fiscal Quarter	$1.60	$1.60

2000	High Bid	Low Bid
1st Fiscal Quarter	$2.75	$2.75
2nd Fiscal Quarter	$2.75	$2.75
3rd Fiscal Quarter	$2.75	$2.75
4th Fiscal Quarter	$2.75	$2.75

The above quotations represent prices between dealers and do not include retail markups, markdowns or commissions, nor do they represent actual transactions.

(b) As of February 4, 2002, there were 207 record holders of the Company's common stock.

(c) During the two fiscal years ended November 30, 2001 and November 30, 2000, the Company did not declare or pay any cash dividends to its shareholders. The Company is not a party to any loan agreement or other document which places restrictions on the payment of cash dividends by the Company. Unless corporate earnings are sufficient to justify the payment of cash dividends, as determined in the sole discretion of the Company's Board of Directors, the Company does not anticipate paying any cash dividends in the foreseeable future.

Item 6. Management's Discussion and Analysis or Plan of Operation

Financial Condition and Liquidity

The Company's working capital (current assets minus current liabilities) increased by $356,779 to $925,072 at November 30, 2001, as compared to $568,293 at November 30, 2000. This increase is primarily the result of a reclassification of U.S. Government securities from Other Assets to Current Assets, due to their maturation in less than one year from November 30, 2001.

The net amount of the U.S. Government securities reclassified was $414,917. The increase in working capital was offset in part by the use of cash for operating activities, the purchase of stock for the Company treasury, and the purchase of equipment, all as described below.

Net cash used by operating activities amounted to $49,824. This resulted primarily from a net loss, an increase in investment in trading securities, and an increase in prepaid expenses, offset in part by depreciation, a non-cash expense. The Company also purchased 9,800 shares of its common stock for its treasury at a cost of $24,594, and purchased equipment in the amount of $40,897.

At the end of May, the Company moved its administrative offices to a smaller, more efficient space. Since the move was local, moving cost was minimal. The Company estimates that the move resulted in reduced occupancy expense of approximately $6,000 in the current fiscal year.

The Company deems its present facilities and equipment to be adequate for its immediate needs and it has no material commitments for capital expenditures. The Company believes its present liquidity is adequate for its current needs.

Results of Operations

Net sales for the year ended November 30, 2001 (the "Current Period") decreased by $24,724, or 2.3%, as compared to the year ended November 30, 2000 (the "2000 Period"), due to a decrease in sales volume for the Company's operating subsidiary, Kelly Color Laboratories, Inc., primarily as a result of recessional factors. To date, the Company has seen no material impact of digital photography on Kelly Color's business. However, the Company cannot give any assurance that the movement toward digital photography will not have a material effect on Kelly Color sales in the future.

Cost of sales as a percentage of sales ("COS") were 64.5% in the Current Period as compared to COS of 65.8% in the 2000 Period, primarily due to reduced cost of materials at Kelly Color, particularly photographic paper. In the Current Period, selling, general and administrative expenses as a percentage of sales ("SG&A") were 44.5% as compared to 43.8% in the 2000 Period, due primarily to lower absorption of fixed costs resulting from decreased sales.

The Company earned investment income of $66,764 in the Current Period as compared to $87,024 in the 2000 Period, due to comparatively uncertain market conditions in the latter part of the Current Period.

In the Current Period, the Company had a net loss before provision for income taxes of $28,336 as compared to a net loss of $15,635 in the 2000 Period. Loss per share was $.14 in the Current Period as compared to $.07 in the 2000 Period, due to factors previously mentioned.

Item 7. Financial Statements

The audited financial statements of the Company and related notes required by this Item 7 begin on page F-1 of this Report, following Part III hereof.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The Directors and executive officers of the Company are as follows:

Name	Age	Positions and Offices with Registrant	Has served as Director Continuously Since
Peter Walker	55	President, CEO and Chairman	1973
Richard Norris	55	Vice-President, Secretary, Treasurer and a Director	1981
Charles Snow	69	Director	1976

All of the foregoing persons were elected as Directors for a term of one year, or until their successors are duly elected and qualified. There are no arrangements or understandings between any Director and any other person(s) pursuant to which a Director was selected as a Director.

The foregoing Officers are elected for terms of one year, or until their successors are duly elected and qualified or until terminated by action of the Board of Directors.

There are no relationships by blood, marriage, or adoption (not more remote than first cousin) between any Director or Executive Officer of the Company.

Business Experience

Peter Walker, President, Chief Executive Officer and Chairman, assumed his position as President in 1984 and as Chairman in 1987. Prior to 1984 and beginning in 1977, Mr. Walker was Executive Vice-President, Secretary and a Director of the Company. Previously, Mr. Walker was Vice-President of the Company.

Richard Norris has been a Vice-President of the Company since 1983, Treasurer of the Company since 1977 and Secretary since 1984. For more than 5 years prior thereto, he was employed in the Company's financial department as Assistant Treasurer, Controller and Assistant Controller.

Charles Snow, a principal of the law firm of Snow Becker Krauss P.C., general counsel to the Company, has been engaged in the practice of law for more than 30 years.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Officers, Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These reporting persons are required by regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on the Company's copies of such forms received or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, for the period from December 1, 2000 through November 30, 2001, all filing requirements applicable to its officers, directors and greater then ten percent beneficial owners were complied with.

Item 10. Executive Compensation

Summary Compensation Table

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company during the fiscal years ended November 30, 2001, 2000 and 1999, by Peter Walker, the Company's Chief Executive Officer at November 30, 2000 and for all of such fiscal years. Mr. Walker is the Company's only executive officer whose total compensation exceeded $100,000 in each of such years.

Annual Compensation

Name and Principal Position	Year	Salary($)	Bonus($)
Peter Walker, Chief	2001	$100,000	$ 0
Executive Officer and	2000	100,000	0
Director	1999	100,000	10,000

The Company did not grant any stock options, nor were any options exercised, during the fiscal year ended November 30, 2001. The Company has no long-term incentive plan awards.

Directors Fees

Directors currently receive no cash compensation for serving on the Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 25, 2002, certain information concerning those persons known to the Company to be the beneficial owners of more than five percent of the common stock of the Company, the number of shares of common stock of the Company owned by each of the directors of the Company, individually, and by all directors and executive officers of the Company as a group:

Name and Address Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Peter Walker(3)	116,939(4)	51.2%
Richard Norris(3)	3,320	1.5%
Charles Snow 605 Third Avenue New York, NY 10158	2,151	.9%
Peter Walker as Trustee of The Robert Walker Life Insurance Trust(3)	67,562(5)	29.6%
All Officers and Directors as a Group (Three Persons)	122,410(4)	53.6%

(1) Unless otherwise noted, all shares are beneficially owned and the sole voting and investment power is held by the persons indicated.

(2) Based on 228,271 shares outstanding as of February 25, 2002.

(2) The address of this person is c/o the Company, 880 South Lake Boulevard, Mahopac, New York 10541.

(3) Includes the following shares as to which Peter Walker disclaims beneficial ownership to the extent such shares are held for the benefit of Richard Walker, who is Peter Walker's brother: (a) 67,562 shares held in trust for the benefit of Peter Walker and Richard Walker, under the Robert Walker Life Insurance Trust, as to which Peter Walker serves as trustee; and (b) 16,500 shares held in trust for the benefit of Peter Walker, as to which Peter Walker serves as rustee.

(5) The beneficiaries of the Robert Walker Life Insurance Trust are Peter Walker (45,000 shares) and Richard Walker (22,562 shares). Peter Walker, as Trustee of this Trust, has voting power over the shares held by this Trust.

Item 12. Certain Relationships and Related Transactions

None.

Item 13. Exhibits and Reports on Form 8-K.

(a) Exhibits

3.1 Certificate of Incorporation of Walker Color, Inc. dated September 20, 1967 and Amendment thereto dated July 30, 1968 (incorporated herein by reference from Exhibit 3(a) to Registrant's Registration Statement of Form S-1, File No. 2-300002.)

3.2 By-Laws of Walker Color, Inc. (incorporated herein by reference from Exhibit 3(b) to Registrant's Registration Statement on Form S-1, File No. 2-300002.).

11.1 Statement re: calculation of per share earnings.

21.1 List of subsidiaries of Registrant.

(b) Reports on Form 8-K

None.

Walker International Industries, Inc.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Shareholders and Board of Directors
Walker International Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Walker International Industries, Inc. and Subsidiaries as of November 30, 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years ended November 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Walker International Industries, Inc. and Subsidiaries as of November 30, 2001, and the consolidated results of its operations and its cash flows for the years ended November 30, 2001 and 2000, in conformity with generally accepted accounting principles.

Kofler, Levenstein, Romanotto & Co., P.C.
Certified Public Accountants

Rockville Centre, New York
January 10, 2002

WALKER INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2001

ASSETS

Current assets	
Cash and cash equivalents	$ 456,803
Trading securities - at market	32,979
Accounts receivable - less allowance for doubtful accounts of $1,000	27,408
Inventories	53,658
Prepaid expenses	32,149
Prepaid income taxes	882
U.S. Government securities	414,917
Total current assets	1,018,796
Property, plant and equipment - at cost	1,082,905
Less accumulated depreciation	900,084
	182,821
Security deposit	725
Total	$1,202,342

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 83,971
Customer deposits	9,753
Total current liabilities	93,724
Stockholders' equity	
Common stock, $.10 par value, authorized 1,000,000 shares, issued 477,810 shares	47,781
Additional paid-in capital	1,082,843
Retained earnings	642,325
	1,772,949
Less treasury stock - at cost - 246,539 shares	664,331
Total stockholders' equity	1,108,618
Total	$1,202,342

The notes to consolidated financial statements are made a part hereof.

WALKER INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended November 30, 2001	2000
Net sales	$1,053,615	$1,078,339
Costs and expenses		
Cost of sales	679,927	709,178
Selling, general and administrative	468,788	472,598
Recovery of bad debts	-	(778)
	1,148,715	1,180,998
Operating loss	(95,100)	(102,659)
Investment income	66,764	87,024
Loss before provision for income taxes	(28,336)	(15,635)
Provision for income taxes	3,967	2,884
Net loss	(32,303)	(18,519)
Other comprehensive income, net of $0 income tax		
Unrealized loss on available-for-sale securities	-	(9,000)
Total comprehensive income	$ (32,303)	$ (27,519)
Basic and diluted earnings per common share	$(.14)	$(.07)
Weighted average number of common shares used in basic and diluted earnings per share	234,604	242,861

The notes to consolidated financial statements are made a part hereof.

WALKER INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

TWO YEARS ENDED NOVEMBER 30, 2001

	Common Stock $.10 Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Cost	Total Stockholders' Equity
Balance - December 1, 1999	$ 47,781	$1,082,843	$ 693,147	$ 9,000	226,767	$ (611,279)	$1,221,492
Acquisition of common stock for treasury (28,458)						9,972	(28,458)
Comprehensive income Net loss for year			(18,519)				(18,519)
Unrealized loss on available-for-sale securities				(9,000)			(9,000)
Balance - November 30, 2000	47,781	1,082,843	674,628	-	236,739	(639,737)	1,165,515
Acquisition of common stock for treasury (24,594)						9,800	(24,594)
Comprehensive income Net loss for year			(32,303)				(32,303)
Balance - November 30, 2001	$ 47,781	$1,082,843	$ 642,325	$ -	246,539	$ (664,331)	$1,108,618

The number of common shares issued was 477,810 as of November 30, 2001 and 2000.

The notes to consolidated financial statements are made a part hereof.

WALKER INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	Years ended November 30, 2001	2000
Cash flows from operating activities		
Net loss	$ (32,303)	$ (18,519)
Items not requiring the current use of cash		
Depreciation	39,182	40,754
Amortization of bond premium and discount	(586)	(2,344)
Recovery of bad debts	-	(778)
Changes in items affecting operations		
Investment in trading securities	(32,979)	1,929
Accounts receivable	(1,473)	3,735
Inventories	(1,808)	25,144
Prepaid expenses	(13,246)	2,795
Income taxes	2,504	1,594
Security deposits	975	-
Accounts payable and accrued expenses	(4,314)	(24,764)
Customer deposits	(5,776)	(11,128)
Net cash provided (used) by operating activities	(49,824)	18,418
Cash flows from investing activities		
Payments for purchase of equipment	(40,897)	(41,503)
Purchase of held-to-maturity securities	-	(443,829)
Maturity of held-to-maturity securities	30,000	525,000
Net cash provided (used) by investing activities	(10,897)	39,668
Cash flows from financing activities		
Acquisition of common stock for treasury	(24,594)	(28,458)
Net cash used by financing activities	(24,594)	(28,458)
Net increase (decrease) in cash and cash equivalents	(85,315)	29,628
Cash and cash equivalents - beginning	542,118	512,490
Cash and cash equivalents - end	$ 456,803	$ 542,118

The notes to consolidated financial statements are made a part hereof.

WALKER INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

TWO YEARS ENDED NOVEMBER 30, 2001

Supplemental Cash Flow Information

Net cash provided by operating activities reflects cash payments for income taxes of approximately $2,500 in 2001 and $1,300 in 2000.

Supplemental Schedule of Non-Cash Operating Activity

During 2000, the Company received, in lieu of cash, investment securities with a value of $778 to satisfy a previously written off accounts receivable.

The notes to consolidated financial statements are made a part hereof.

(NOTE A) - ACCOUNTING POLICIES

Organization - Walker International Industries, Inc. (Company) operates in one segment which is engaged in the business of film processing.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and all its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure for contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly-liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Investment Securities - The Company has adopted Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which creates classification categories for such investments, based on the nature of the securities and the intent and investment goals of the Company. Under FAS 115, management determines the appropriate classification of debt and equity securities at the time of purchase as either held-to-maturity, trading, or available-for-sale and reevaluates such designation as of each balance sheet date.

Trading securities are valued at estimated fair value and include securities which the Company acquires and sells with the anticipation of generating short-term profits. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and discounts to maturity. Such amortization is included in interest income. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as other comprehensive income. Realized gains and losses on securities available-for-sale are included in other income and, when applicable, are reported as a reclassification adjustment, net on taxes, in other comprehensive income.

Dividends on equity securities are recorded in income based on payment dates. Interest is recognized when earned. Realized gains and losses are determined on the basis of specific identification.

(NOTE A) - ACCOUNTING POLICIES (Continued)

Inventories - Inventories are valued at the lower of cost determined on a first-in, first-out basis or market.

Property, Plant and Equipment - Property, plant and equipment are stated at cost. Significant replacements and betterments are charged to the property, plant and equipment accounts, while maintenance and repairs which do not improve or extend the life of the assets are charged to expense as incurred. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any net gain or loss is included in income.

For financial reporting purposes, depreciation is calculated on both the straight-line and accelerated methods over the estimated useful lives of the building (33 to 45 years), machinery and other equipment (3 to 10 years) and leasehold improvements (term of lease). Accelerated depreciation methods are generally used for income tax purposes.

Income Taxes - The Company accounts for income taxes under Statement No. 109 of the Financial Accounting Standards Board. The pronouncement requires that deferred income taxes be provided, based upon currently enacted tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

Revenue Recognition - Revenue from the processing of film and the sale of photographic portraits is recognized at the time of shipment to the customer.

Advertising - The Company follows the policy of charging the cost of advertising to expense as incurred. The Company incurred advertising costs of $23,000 (2001) and $23,000 (2000).

Financial Instruments - The following methods and assumptions were used by the Company to estimate the fair values of financial instruments as disclosed herein:

Cash and cash equivalents: The carrying amount approximates fair value because of the short period to maturity of the instruments.

Investment securities: For both trading securities and available-for-sale securities, the carrying amounts approximate fair value, which is based on quoted market prices.

Earnings per Common Share - Basic earnings per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share is the same as basic earnings per share due to the lack of dilutive items in the Company.

Comprehensive Income - The Company has adopted statement of Financial Accounting Standards No. 130, (FAS 130) "Reporting Comprehensive Income". Comprehensive income is the total of (1) net income plus (2) all other changes in net assets arising from nonowner sources, which are referred to as other comprehensive income. The Company has presented a statement of income that includes other comprehensive income. An analysis of changes in components of accumulated other comprehensive income is presented in the statement of stockholders' equity.

(NOTE B) - CONCENTRATIONS OF RISK

The Company's film processing business is concentrated in the southeastern United States. Customers normally pay for processing in advance of the Company performing the service.

The Company does not have a concentration of available sources of supply materials, labor, services or other rights that, if suddenly eliminated, could severely impact its operations.

Management does not believe significant credit risk exists at November 30, 2001.

(NOTE C) - INVESTMENT SECURITIES

Included in held-to-maturity securities are the following:

Description	Cost	Gross Unrealized Gain	Estimated Fair Value
U.S. Government securities - maturing January 31, 2002	$ 414,917	$ 3,067	$ 417,984

Included in trading securities are the following:

Description	Cost	Estimated Fair Value	Carrying Amount
Equity securities	$ 31,806	$ 32,979	$ 32,979

(NOTE D) - FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company has a number of financial instruments. The Company estimates that the fair value of all financial instruments at November 30, 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

(NOTE E) - INVENTORIES

Inventories are summarized as follows:

Raw materials	$ 29,059
Work-in-process	4,572
Finished goods	20,027
	$ 53,658

(NOTE F) - PROPERTY, PLANT AND EQUIPMENT

The following tabulation sets forth the major classifications of property, plant and equipment:

Land	$ 16,500
Buildings and leasehold improvements	228,309
Equipment	686,816
Office furniture and equipment	102,518
Transportation equipment	48,762
	$1,082,905

(NOTE G) - INVESTMENT INCOME

The analysis of investment income is as follows:

	Years ended November 30,	
	2001	2000
Interest and dividends	$ 44,031	$ 51,397
Realized gain on sale of trading securities	21,560	35,305
Unrealized gain on trading securities	1,173	322
	$ 66,764	$ 87,024

(NOTE H) - INCOME TAXES

The components of income tax expense are as follows:

	Years ended November 30, 2001	Years ended November 30, 2000
Current		
State and local	$ 3,967	$ 2,884

The components of deferred tax asset are as follows:

	November 30, 2001	November 30, 2000
Net operating loss carryforward	$ 568,145	$ 559,201
Other	7,789	14,866
	575,934	574,067
Valuation allowance	(575,934)	(574,067)
Carrying value	$ -	$ -

The Company has available a net operating loss carryforward of approximately $1,561,000 expiring from 2003 through 2016.

The provision for income taxes for each of the two years in the period ended November 30, 2001, differs from the statutory federal income tax rate as follows:

	Years ended November 30, 2001	Years ended November 30, 2000
Income tax at the statutory federal income tax rate	$ (10,983)	$ (5,316)
Increases (reductions) in taxes result from the following:		
State and local income taxes, net of federal tax benefit	2,618	1,904
Provision (benefit) of operating loss carryforward	10,552	3,929
Other - net	1,780	2,367
Tax provision on financial statements	$ 3,967	$ 2,884

(NOTE I) - COMMITMENTS AND CONTINGENCIES

The total rent expense for all operating leases except those with terms of a month or less that were not renewed was $12,150 (2001) and $18,000 (2000).

The Company leases office space under a lease expiring in May 2004. The lease provides for rent escalations based on the consumer price index.

Future minimum lease payments for operating leases with initial or remaining noncancelable lease term in excess of one year are as follows:

Year ended November 30,	
2002	$ 6,300
2003	6,300
2004	3,150
	$ 15,750

WALKER INTERNATIONAL INDUSTRIES, INC. AND SUBSIDIARIES

COMPUTATION OF AVERAGE NUMBER OF SHARES OUTSTANDING

	Years ended November 30, 2001	2000
Weighted average number of shares issued	477,810	477,810
Weighted average number of treasury shares	243,206	234,949
Weighted average number of shares	234,604	242,861

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2002

WALKER INTERNATIONAL INDUSTRIES, INC.

By:/s/ Peter Walker
Peter Walker, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Name	Titles	Date
/s/ Peter Walker Peter Walker	President, Chief Executive Officer and Chairman (Principal Executive Officer)	February 25, 2002
/s/ Richard Norris Richard Norris	Vice-President, Treasurer Secretary and Director (Principal Financial and Accounting Officer)	February 25, 2002
/s/ Charles Snow Charles Snow	Director	February 25, 2002

CORPORATE OFFICERS

Mitchell S. Segal
President and Chief Executive Officer
President of National Preplanning, Inc.

James N. Lucas, Sr.
Chairman of the Board of Directors
President of American DataSource, Inc.

Peter Walker
Secretary
President of Kelly Color Laboratories, Inc.

BOARD OF DIRECTORS

James N. Lucas, Sr.
Chairman of the Board of Directors of
Walker International Industries, Inc.
President of American DataSource, Inc.

Mitchell S. Segal
President and Chief Executive Officer of
Walker International Industries, Inc.
President of National Preplanning, Inc.

Charles Snow
Senior Member of Snow Becker Krauss P.C.

Peter Walker
Secretary of Walker International Industries, Inc.
President of Kelly Color Laboratories, Inc.

PRINCIPAL CORPORATE OFFICES

370 Old Country Road - 2nd Floor
Garden City, New York 11530

STOCK TRADING

OTC Bulletin Board
Symbol: WINT

TRANSFER AGENT AND REGISTRAR

American Stock Transfer Company
59 Maiden Lane
New York, New York 10038

LEGAL COUNSEL

Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158

INDEPENDENT AUDITORS

Marcum & Kliegman, LLP
130 Crossways Park Drive
Woodbury, New York 11797